

May 21, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

> **Re: SFX Entertainment, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 25, 2013**
> **CIK No. 0001553588**

Dear Mr. Sillerman:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial statements and related disclosures included in the registration statement as required by Rule 3-12 of Regulation S-X.

Prospectus summary, page 1

2. We note your disclosure in the first paragraph that you believe you are "the largest producer of live events and entertainment content focused exclusively on electronic music culture." Please revise to disclose the basis for this belief. In this regard, we note your response to our prior comment 15.

3. We note your disclosure in the first paragraph that you "have significant and growing scale and deep engagement with [your] fans." Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and tell us the basis for these beliefs.

4. Please revise the first paragraph to clarify that you have not held a TomorrowWorld festival in North America to date and that the first such festival is schedule for September of 2013.

5. Please refer to the last sentence of the first paragraph. Please revise to quantify the costs associated with exercising the referenced option and clarify whether you have the necessary financing to exercise such option.

6. We note your disclosure in the second paragraph that you "present leading EMC festivals and events and manage premier EMC venues" and that these include "Sensation, TomorrowWorld, Mysteryland, Q-Dance, Life in Color, LIV and STORY." We note your disclosure on page 55 that your ID&T JV did not contribute any revenue to your 2012 results. We also note that it does not appear that you have held a Sensation, TomorrowWorld, Mysteryland or Q-Dance festival in 2013 to date. The description regarding your business and operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. To the extent that you discuss future business plans here, such as the completion of potential acquisitions or your intent to host EMC festivals, the discussion should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. Please revise prospectus throughout as applicable.

7. Please revise to reposition the fourth paragraph (about the prior business experience of Mr. Sillerman) in the Business section on page 69 and not in the Prospectus Summary.

8. We note your response to our prior comment 14 and reissue in part. Please refer to the last paragraph on page 3. We note that you generate revenue from ticket sales, concessions of food, beverage and merchandise, sponsorships, online advertising, promoter fees, management fees and music sales. Please revise to disclose the percentage of revenue you derived from each revenue stream during the last completed fiscal year. To the extent the above referenced disclosure factors in acquisitions completed after your last completed fiscal year end, please revise to clarify so that investors can understand each revenue stream's contribution to your audited and unaudited pro forma results of operation.

9. We note your response to our prior comment 18 and reissue. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates and facts that you cite. In this regard, we note that in certain instances you use generic references such as "based on industry sources" and "according to industry sources."

10. Please refer to the completed acquisitions chart on the bottom of page 2. Please remove all marketing language from the Disco Donnie Presents description. In this regard, we note the phrase "one of the original and most prolific promoters of EMC events."

11. Please confirm that each of the potential transactions listed in the table on page 3 will either be probable or will be removed in the preliminary prospectus distributed to investors. For any which you intend to use proceeds of this offering to finance the cost, please include in the Use of Proceeds section on page 38.

12. Revise to include the stub period revenues and income in the final paragraph on page 3.

Competitive Strengths, page 4

13. Please revise to explain why with these strengths you are not profitable.

14. Please refer to the first bullet point. We note your disclosure in the first sentence that you produce "many of the most spectacular" EMC festivals and events in the world. Please revise to substantiate this statement or revise to state as your belief.

15. Please refer to the first bullet point. We note your disclosure that the "appeal of our festivals and events is demonstrated by consistent growth in attendance and tremendous demand for tickets" and that your "larger festivals often sell out months in advance." We also note that it does not appear that you have held a Sensation, TomorrowWorld, Mysteryland or Q-Dance festival to date. Please advise regarding your basis for the statements that your festivals have demonstrated consistent growth and often sell out months in advance when it appears that your larger festivals will be held for the first time this year.

16. We note your response to our prior comment 23 and reissue in part. Please refer to the fourth bullet point. We note your disclosure that "[o]n a pro forma basis, [you] produced 774 festivals and events across North America." Please revise to separately quantify the number of festivals versus events that you produced on a pro forma basis.

17. Please refer to the fifth bullet point. Please revise to remove marketing language related to your senior management's success in building other businesses of scale.

Summary historical consolidated financial information and other data, page 8

18. Reference is made to footnote (1) on page 9. Please revise your definition of Adjusted EBITDA to also include other income (expense) and non-recurring litigation costs consistent with your reconciliation on page 10.

Risk factors, page 11

19. Please revise to include a risk factor to address the possibility that interest in electronic dance music is a fad and, like all music fads, will fade at some point.

20. We note that the sellers in the MMG transaction have a put right with respect to their remaining 20% interest. Refer to Section 2.9 of Exhibit 10.13. Please revise to include a risk factor to address any risks associated with the exercise of this put right.

Members of our senior management team, page 19

21. We note your response to our prior comment 32 and reissue in part. We note your disclosure that Messrs. Sillerman, Slater and Finkel are involved in other business endeavors or are permitted to pursue certain permitted business endeavors. Please revise this risk factor to disclose how much time each person will devote to your business each week or month.

We may face difficulty in integrating, page 25

22. Please revise the second paragraph to give the names of the companies you have acquired with material weaknesses in internal controls and the percentage of your revenue each represents.

We may seek to raise additional funds, finance acquisitions, page 27

23. We note your disclosure that you may be required to issue additional shares if certain of your acquired businesses achieve earnout thresholds. Please revise to quantify in tabular format the maximum number of additional shares that are potentially issuable pursuant to such earnout arrangements.

We have incurred significant indebtedness in connection with our growth strategy, page 27

24. We note your disclosure that you do not have sufficient funds to repay your short term debt obligations and that you may not have the funds necessary to pay principal and interest on your First Lien Term Loan Facility when it matures. Please prominently disclose this fact in an appropriate place in the Prospectus Summary section on page 1. Please also highlight such disclosure in bold type.

Some of our stockholders have repurchase rights, page 30

25. Please revise to include tabular presentation of the entities, the amounts, the price, and the relevant date and trigger events.

Use of proceeds, page 38

26. We note your disclosure in the third paragraph that you intend to use the net proceeds to fund working capital and capital expenditures and for other general corporate purposes, which may include the acquisition of complementary businesses. Please revise this paragraph to more specifically identify and quantify the principal intended uses of the net proceeds.

Capitalization, page 40

27. Please revise the second bullet point to include the acquisition of the 51% ownership interest in the JV with ID&T.

28. We note that the amount of your pro forma additional paid-in-capital as reflected in your capitalization disclosures of $126,678 does not agree with amount reflected in your pro forma balance sheet on page 45 even after consideration of the fact that this pro forma amount does not give effect to the expected offering proceeds of $100,000. Please reconcile and revise the amount in your capitalization table so that it is consistent with your pro forma balance sheet or explain why you do not believe this is required.

Unaudited Pro Forma Condensed Combined Statement of Income, page 46

29. Please revise the pro forma balance sheet to include a separate subtotal that gives effect to the various transactions reflected in the pro forma financial information other than your planned public offering. The pro forma effects of the public offering should be included in a separate column that gives only effect to the offering and should be followed by a final column which gives effect to all of the other transactions including your planned public offering.

30. The adjustment for pro forma interest expense of $4,691 should be bracketed. Please revise.

31. Please revise the caption "Net income attributed to SFX Entertainment, Inc." to include "net loss" since you had a net loss on both an actual and pro forma basis for 2012.

Notes to unaudited pro forma condensed combined financial statements, page 47

32. Reference is made to footnote 2(a). Please expand your footnote to explain how the fair value of the common stock issued in connection with the acquisition at $5 per share was determined, including the date used for purposes of measuring fair value. Your response and your revised disclosure should clearly explain both the method and significant assumptions used to determine the fair value of the common shares issued.

33. We note from the disclosure in footnote (2) that in connection with the acquisition of Beatport, you recognized a significant amount of goodwill. Please revise footnote (2) to disclose the qualitative factors that resulted in recognition of goodwill in connection with this transaction such as expected synergies from combining operations of the acquiree and acquirer, or intangible assets that do not qualify for separate recognition. Also, please revise to disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50. The notes to your interim financial statements should also be revised to include these disclosures.

34. Reference is made to footnote (4). Please disclose the interest rate used to calculate pro forma interest expense and explain how this interest rate was determined.

35. Reference is made to footnote (6). We note that pro forma income tax expense is calculated using an assumed blended federal/state rate of 2.85%. Please expand your footnote to explain why the blended rate rather than the statutory rate in effect for the period is appropriate for determining pro forma income tax expense. Further, please tell us your basis for concluding that the blended rate is factually supportable and provide us with your analysis. If you are unable to conclude that the rate used is factually supportable, please revise your pro forma income tax expense calculation to reflect the statutory rate in effect for the period presented. Refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

36. Refer to footnote (9). Please tell us and revise footnote (9) to explain how you determined the fair value of the 2,000 shares of common stock that were valued at $10,000 and which were issued in connection with your investment in ID&T JV. Similarly, please also explain how you valued the 2,000 shares of common stock that were valued at $10,000 to acquire the ID&T option on March 20, 2013.

Management's discussion and analysis of financial condition, page 54

Liquidity and capital resources, page 59

37. We note your response to our prior comment 58 and reissue. We note your disclosure in the third full risk factor on page 27 that, as of April 23, 2013, you have $5.5 million of short-term debt obligations and owe $49.5 million under your First Lien Term Loan Facility. We also note your disclosure in the above referenced risk factor that you currently do not have sufficient funds to repay your short-term debt obligations. Please revise this section to discuss and quantify your expected near term and long term financing requirements which are necessary to maintain your current operations, the timing of such demands, and the impact on the company if the funding cannot be obtained. In this regard, we also note that the third to last paragraph of this section assumes receipt of the proceeds of this offering without discussing the company's current liquidity position.

38. We note your response to our prior comment 59 and reissue. We note your disclosure in the second to last paragraph of this section that you are in the process of exploring a variety of financing options in conjunction with consummating further acquisitions. We also note that you have identified seven potential acquisitions on page 3 and that you appear to have fully drawn down your First Lien Term Loan Facility. Please revise this section to discuss and quantify your anticipated acquisition financing requirements and any contemplated financing options in greater detail. For example and without limitation, we note that the exercise price of the ID&T Option is $40 million in cash plus the extinguishment of a $7.5 million note owed to you by ID&T.

39. We note from the discussion on page 60 that on March 15, 2013, you acquired Beatport in a merger transaction of $59.4 million consisting of $33.4 million in cash and $25 million in your stock valued at $5 per share. Given that you subsequently closed on a private placement transaction with investors on April 1, 2013 in which you issued 1,000,000 shares at $10 per share for an aggregate purchase price of $10.0 million, please explain why you believe your valuation of the shares issued as part of the Beatport acquisition transaction at $5 per share was appropriate and in accordance with the guidance outlined in ASC 805-30-30-7.

Contractual and commercial commitments, page 63

40. Given the significant amount of borrowings obtained under the First Lien Term Loan Facility entered into on March 15, 2013, please revise to include a pro forma table of your contractual obligations as of December 31, 2013 which gives effect to the borrowings under your First Lien Term Loan Facility and any other material changes in your contractual obligations. This table should be accompanied by footnote disclosures explaining the nature of any adjustments made to your historical contractual obligations to arrive at the amounts presented in the pro forma table.

Critical Accounting Policies and Estimates, page 65

41. In light of the significant number of stock option grants to officers and employees made during fiscal 2012 and 2013, please revise to include stock-based compensation as a critical accounting policy. The discussion in your critical accounting policies section should include the following:

- the significant factors, assumptions and methodologies used in determining the fair value of the stock-based compensation grants. As part of your response and your revised disclosure, please indicate whether the valuation of such grants was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party or an unrelated valuation specialist;
- a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and the fair value of the instrument grants for the twelve month preceding the most recent balance sheet date;
- each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation; and
- the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist, if applicable.

Refer to the guidance outlined paragraph 182 of the AICPA Technical Practice Aid, *Valuation of Privately-Held Equity Securities Issued as Compensation.*

Principal stockholders, page 106

42. Refer to footnote 2. We note that Mr. Och has disclaimed beneficial ownership of the shares "except to the extent of his direct pecuniary interest therein." Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnote 2 accordingly or tell us why such a disclaimer is appropriate.

43. For ID&T Holding B.V., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Description of capital stock, page 108

Options, page 109

44. We note from the disclosure on page 109 that as of April 23, 2013, there were outstanding options to purchase 17,770,500 shares of your common stock subject to your equity compensation plans with a weighted average price of $4.46 per share. As this number significantly exceeds the number outstanding at December 31, 2012 as disclosed in Note 13 to your financial statements, please revise the notes to your financial statements to disclose the number and significant terms of any option grants that were made subsequent to December 31, 2012.

Repurchase Rights, page 111

45. We note certain agreements entered into during fiscal 2012 and 2013, which involved the issuance or sale of your common stock, provide for repurchase rights whereby the counterparty can require you to repurchase shares of your common stock if certain conditions stipulated in the agreements are not met, such as the completion of a public offering or the declaration of an effective registration statement by certain deadlines. Please revise your disclosures in the notes to the financial statements to describe the nature and significant terms of the repurchase rights contained in each of the agreements outlined on pages 111 and 112 of the registration statement. Also, to the extent that these agreements require you to repurchase shares of your common stock or other equity instruments due to events or circumstances which are not within your control, such as the failure to have a registration statement declared effective by the SEC by a designated date or the failure to complete an initial public offering, we would expect the shares subject to repurchase to be reflected in your financial statements as temporary or mezzanine equity pursuant to the guidance in ASC 480-10-S99. Please revise your financial statements accordingly. The pro forma financial information included on pages 43 through 51 of the registration statement should be similarly revised.

SFX Entertainment, Inc.

Notes to the financial statements

1. Description of Business and Summary of Significant Accounting Policies, page F-20

Due from promoters, due to promoters and allowance for doubtful accounts, page F-22

46. We note that you record amounts due from and to promoters on a net basis. Please revise to disclose why you believe you have the right to setoff such amounts pursuant in ASC 210-20-45. As part of your response, please tell us how you meet the conditions outlined in ASC 210-20-45-1. Alternatively, you may revise to present amounts due from and to promoters on a gross basis.

8. Business Combinations, page F-28

47. We note pursuant paragraph 2.9 of the Asset Contribution Agreement with Nightlife
    Holdings LLC, filed as Exhibit 10.13, Nightlife granted you a call option, and you
    granted Nightlife a put option, exercisable anytime from January 1, 2015 to June 30,
    2015, to acquire or cause you to acquire the remaining 20% interest held by Nightlife
    (call/put interest). Please revise your notes to the financial statements to disclose the
    salient terms of the call/put interest and how the call/put interest has been accounted for
    within your financial statements. It appears that the call/put interest represents a
    derivative that should be classified as a liability and measured at fair value. In this
    regard, please tell us how you considered the guidance prescribed in ASC 480-10-55-53
    to 58. If you do not believe the guidance applies, please explain why and provide us with
    the relevant technical guidance used in determining the appropriate treatment in your next
    response to us.

48. We note from the disclosures included on page F-30 that you issued 786,467 shares of
    your common stock at $5.00 per share to the former shareholders of Life in Color,
    1,000,000 shares of common stock at $5.00 per share to the former owner of Disco
    Productions, and 674,560 shares of common stock at $5.00 per share to the former owner
    of Nightlife Holdings, LLC. Given the subsequent private placement financings with
    existing stockholders that occurred in October 2012 and which were made at a purchase
    price of $4.00 per share, please explain in further detail why you believe it was
    appropriate to value the shares issued in connection with these acquisition transactions at
    $5.00 per share rather than at the $4.00 per share in which shares were issued in the
    October 2012 private placements. We may have further comment upon review of your
    response.

49. Please tell us and revise your disclosures with respect to the acquisition of 80%
    ownership interest in MMG to disclose in greater detail how you determined the fair
    value of the non-controlling interest at the time of acquisition. Refer to the guidance in
    ASC 805-20-30-7 and 8, and the disclosure requirements in ASC 805-20-50-1e.

13. Stock-Based Compensation, page F-35

50. We note from the table at the bottom of page F-36 reflecting your stock option activity
    that you granted 3.25 million stock options during 2012. However, we also note from
    disclosures in the executive compensation section of the document beginning on page 92
    that you granted approximately 5.5 million of stock options during 2012 to certain
    officers and employees in connection with its formation. We further note that Mr.
    Sillerman was granted other non-formation awards including additional options and 1.1
    million shares of restricted stock during 2012. While we note your disclosure that lack of

contemporaneous documentation for certain 2012 option grants resulted in compensation expense for those options being recorded in fiscal 2013, we are unable to reconcile the number of shares granted in the executive compensation section to the disclosures provided in the stock option activity table. In this regard, please reconcile the information disclosed in the notes to your financial statements to that reflected in the executive compensation section, including the chart on page 94. Your response and revised disclosure should include the number of options related to 2012 grants for which contemporaneous documentation could not be located, the approximate fair value of such options and the amount of compensation expense that was not recognized until fiscal 2013.   We may have further comment upon receipt of your response.

51. Furthermore, please revise your notes to the consolidated financial statements to disclose the nature and terms of any restricted stock granted during the year, including the 1.1 million shares granted to Mr. Sillerman. As part of your response and revised disclosure, please tell us how the restricted stock has been valued and accounted for within your financial statements including the amount of compensation expense recognized during 2012 and the first quarter of 2013. Refer to the disclosure requirements outlined in ASC 718-10-50.

52. Please reconcile for us the information provided in the table related to outstanding and exercisable equity awards at December 31, 2012 on page 96 to the disclosures of options outstanding and exercisable on page F-37.

53. Please revise your stock-based compensation footnote to disclose whether the valuation used to determine the fair value of the equity instruments granted was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Refer to the disclosure requirements outlined in the paragraph 179 of the AICPA Technical Practice Aid, *Valuation of Privately-Held Equity Securities Issued as Compensation.*

14. Capital Stock, page F-37

54. Please revise Note 14 to disclose the significant terms of your various private placement transactions. As part of your revised disclosure, please indicate the number of shares issued and the purchase price paid in the various private placement transactions that occurred during 2012. Your revised disclosure should be presented in a level of detail consistent with that provided in "Item 15. Recent sales of unregistered securities" on page II-2 of the registration statement.

17. Other Information, page F-38

    55. We note subsequent to year-end in connection with the definitive joint venture agreement with agreement ID&T, you issued a $7,500 non-recourse loan, 2,000 shares of common stock and warrants to purchase 500,000 shares of common stock at a price of $2.50 per share. We further note you paid $2.5 million in cash and issued an additional 2,000 shares of common stock for the ID&T option. Given the significance of the transaction, please tell us and revise your notes to describe your planned accounting treatment for the transaction within your financial statements. As part of your response and your revised disclosure, please explain how the fair value of the warrants was determined.

19. Subsequent Events, page F-39

    56. We note from the disclosure on page 28 that your First Lien Term Loan contains certain covenants, one of which limits your ability to pay dividends. Please revise your footnote to disclose the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of your loan agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

    57. In the penultimate paragraph on page F-40, please revise to disclose the fair value of the 2,000,000 shares of common stock issued in connection with the option agreement and explain how fair value of the shares of common stock was determined. We note from disclosures contained elsewhere in the document that the shares issued in connection with both the joint venture and option agreement have been valued at a price of $5 per share. As part of your response, please explain why you believe fair value of $5 per share is appropriate when it appears on April 2, 2013 you sold shares of your common stock in a private placement transaction at a price of $10 per share.

    58. We note the disclosure on page F-40 indicating that certain equity awards granted to Mr. Sillerman were exchanged for similar equity awards under your 2013 Supplemental Equity Plan. Please tell us and revise the notes to your financial statements to disclose the terms of the number and the terms of the equity awards that were exchanged in this transaction. As part of your response and your revised disclosure, you should also explain whether any additional compensation expense was recognized pursuant to the guidance in ASC 718-20-35.

Item 16. Exhibits and financial statement schedules, page II-3

    59. We note that in a number of exhibits you appear to have redacted certain information and replaced such text with "###" markings. In each case, please refile fully executed complete copies of each exhibit or advise. In this regard, we refer you to Exhibits 4.2, 4.3, 4.4, 10.6, 10.8, 10.26, 10.29 and 10.30.

60. Refer the footnote annotations after the exhibit index. We note the footnote annotation "**" and associated disclosure that you agree to "furnish supplementally to the SEC in accordance with Item 601(b)(2) of Regulation S-K." Please revise the associated footnote disclosure to clarify that you agree to furnish supplementally to the SEC a copy of any omitted schedules upon request in accordance with Item 601(b)(2) of Regulation S-K.

Exhibit 10.2

61. Please refile a fully executed copy of Exhibit 10.2. In this regard, we note that the date of execution by Mr. Finkel has been omitted.

Exhibit 10.3

62. Please refile Exhibit 10.3 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.3 is missing Schedule B.

Exhibit 10.5

63. Please advise why you have filed a form of the share exchange agreement rather than a fully executed copy. Refer to Item 601(b)(2) of Regulation S-K.

Exhibit 10.6

64. Please refile a fully executed copy of Exhibit 10.6. In this regard, we note that the date of execution by SFX Entertainment, Inc. has been omitted.

Exhibit 10.19

65. Please refile Exhibit 10.19 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.19 is missing Exhibit A.

Exhibit 10.20

66. Please refile Exhibit 10.20 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.20 is missing Exhibits A and B.

Exhibit 10.25

67. Please refile Exhibit 10.25 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.25 is missing all schedules and exhibits.

Exhibit 10.27

68. Please refile Exhibit 10.27 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version of Exhibit 10.27 is missing Exhibits A through E.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Aron Izower, Esq.